UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number: 001-35132

Box Ships Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of Box Ships Inc. (the "Company"), dated November 5, 2014, announcing the Company's results for the third quarter and the nine months ended September 30, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Box Ships Inc.

Dated: November 5, 2014	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

EXHIBIT 99.1

Box Ships Inc.

BOX SHIPS INC. REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2014

ATHENS, Greece, November 5, 2014 – Box Ships Inc. (NYSE: TEU) (the "Company"), a global shipping company specializing in the seaborne transportation of containers, announced today its results for the third quarter and nine months ended September 30, 2014.

	Three Months Ended September 30,		Nine Months Ended September 30,
Financial Highlights (Expressed in thousands of U.S. Dollars, except per share data)	2013	2014	2013	2014
Time charter revenues	$18,258	$11,767	$54,056	$39,149
Amortization of above/below market time charters	1,424	1,155	4,035	3,597
Time charter revenues, adjusted[1]	$19,682	$12,922	$58,091	$42,746

EBITDA[2]	$10,711	$11,239	$29,931	$21,589
Adjusted EBITDA[2]	$12,910	$6,306	$36,257	$20,136

Net Income	$4,843	$5,649	$12,291	$4,805
Adjusted Net Income[2]	$7,042	$716	$18,617	$3,352

Earnings per common share (EPS), basic	$0.10	$0.17	$0.37	$0.11
Earnings per common share (EPS), diluted	$0.10	$0.17	$0.36	$0.11
Adjusted Earnings per common share, basic[2]	$0.27	$0.01	$0.73	$0.06
Adjusted Earnings per common share, diluted[2]	$0.26	$0.01	$0.65	$0.06

1 Time charter revenues, adjusted, is not a recognized measurement under generally accepted accounting principles in the United States of America ("U.S. GAAP" or "GAAP"). We believe that the presentation of Time charter revenues, adjusted is useful to investors because it presents the charter revenues recognized in the relevant period based on the contracted charter rates, excluding the amortization of above/below market time charters attached to vessels acquired. Please refer to the definition and reconciliation of this measurement to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP at the back of this release.

2 EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings / (Loss) per common share ("Adjusted EPS") are not recognized measurements under GAAP. Please refer to the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP at the back of this release.

Mr. Michael Bodouroglou, Chairman, President and Chief Executive Officer of Box Ships Inc., commented:

"During the third quarter, we reported adjusted revenues of $12.9 million, down 34% from $19.7 million in the third quarter of 2013 due to the lower time charter rates our vessels earned year over year, and reported a net income of $5.6 million, or $0.17 per share. Our adjusted net income decreased to $716 thousand in the third quarter of 2014 from $7.0 million in the prior year period.

"Since early last year, we have been working with our lenders to ensure the liquidity and the flexibility of the Company during this continued downturn. In that respect, we have recently agreed with two of our lenders to waive certain key covenants and/or significantly reduce our quarterly debt amortization profile until the second quarter of 2016, thereby reducing our cash flow breakeven and easing covenant compliance going forward. This leaves only one remaining lender we have yet to reach an agreement with. We are in continued discussions with this lender to modify our debt amortization profile and waive certain covenants, which have lasted longer than expected. Although we still believe we will reach an agreement, we cannot be certain it will occur. In any case, we believe Box Ships is well positioned to weather a low charter rate environment until charter rates improve as expected into 2015."

Results of Operations

Three months ended September 30, 2014 compared to three months ended September 30, 2013

During the third quarter of 2014, we operated an average of 9 vessels. Our Net Income and Adjusted Net Income during the third quarter of 2014 was $5.6 million and $0.7 million, respectively, resulting in basic and diluted earnings per share of $0.17 and basic and diluted adjusted earnings per share of $0.01. EBITDA and Adjusted EBITDA for the third quarter of 2014 was $11.2 million and $6.3 million, respectively.

During the third quarter of 2013, we operated an average of 9 vessels. Our Net Income and Adjusted Net Income during the third quarter of 2013 was $4.8 million and $7.0 million, respectively, resulting in basic earnings per share of $0.10 and basic adjusted earnings per share of $0.27. EBITDA and Adjusted EBITDA for the third quarter of 2013 was $10.7 million and $12.9 million, respectively.

Net revenues

Net revenues represent charter hire earned, net of commissions. During the third quarter of 2014 and 2013, our vessels operated a total of 827 and 828 days, respectively, out of a total of 828 calendar days in both periods. Currently, all vessels in our fleet are employed under fixed rate time charters, having an average weighted remaining charter duration of 9 months (weighted by aggregate contracted charter hire). The Company reported net revenues for the third quarter of 2014 of $11.5 million, a decrease of 36% compared to $17.9 million in the third quarter of 2013. This decrease is mainly due to the re-chartering of the Box Queen in January 2014 at a daily rate of $6,100, compared to $28,000 per day that the vessel was earning during the third quarter of 2013, the re-chartering of each of the CMA CGM Kingfish and CMA CGM Marlin in March 2014 at a daily rate of $7,000 and the extension of their charters in September 2014 at a daily rate of $9,500, compared to $23,000 per day that each of these vessels was earning during the third quarter of 2013 and the re-chartering of the MSC Emma in July 2014 at a daily rate of $9,450, compared to $28,500 per day that the vessel was earning during the third quarter of 2013. Our net revenues are also net of the amortization of above/below market time charters, which decreased our revenues and net income for the third quarter of 2014 and 2013 by $1.2 million and $1.4 million, respectively, or $0.04 and $0.06 per common share, respectively. Our average time charter equivalent rate, or TCE rate, for the third quarter of 2014 was $13,352 per vessel per day, which was 36% below our average TCE rate of $20,894 per vessel per day during the third quarter of 2013, mainly due to the reasons outlined above. Our adjusted TCE rate was $14,748 per vessel per day in the third quarter of 2014, 35% lower than our adjusted TCE of $22,613 for the third quarter of 2013. TCE rate is not a recognized measurement under GAAP. Please see the table at the back of this release for a reconciliation of TCE rates to time charter revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses

Voyage expenses for the third quarter of 2014 and 2013 amounted to $0.4 million and $0.6 million, respectively. Voyage expenses for the third quarter of 2014 related mainly to war risk insurance costs, whereas voyage expenses for the third quarter of 2013 included approximately $0.3 million, relating to war risk insurance costs and $0.3 million, relating to other crew costs reimbursable by the charterers.

Vessels operating expenses

Vessels operating expenses including the amortization of other intangible assets for each of the third quarters of 2014 and 2013 amounted to $4.3 million, or $4.0 million, on an adjusted basis to exclude the amortization of other intangible assets. On average, our vessels' operating expenses for the third quarter of 2014 were relatively unchanged year over year at $5,224 per vessel per day, or $4,903 per vessel per day on an adjusted basis, compared to $5,197 per vessel per day, in the third quarter of 2013, or $4,876 per vessel per day on an adjusted basis. The amortization of other intangible assets for each of the third quarters of 2014 and 2013 amounted to $0.3 million.

Management fees charged by a related party

Management fees charged by Allseas Marine S.A. (our "Manager" or "Allseas") for each of the third quarters of 2014 and 2013 were $0.7 million, or $867 (€646.99) per vessel per day, and $847 (€643.77) per vessel per day, respectively. Management fees charged by a related party represent fees for management and technical services in accordance with our management agreements and are adjusted annually in accordance with the official Eurozone inflation rate. This fee is charged on a daily basis per vessel and is affected by the number of vessels in our fleet, the number of calendar days during the period, the official Eurozone inflation rate and the U.S. Dollar/Euro exchange rate at the beginning of each month.

Depreciation

Depreciation for our fleet for each of the third quarters of 2014 and 2013 was $3.8 million.

General and administrative expenses

General and administrative ("G&A") expenses for each of the third quarters of 2014 and 2013 were $1.5 million, or $1,810 and $1,849 per vessel per day, respectively.

Interest and finance costs

Interest and finance costs amounted to $1.8 million and $2.1 million for the third quarter of 2014 and 2013, respectively. This decrease in interest and finance costs is due to the decrease in our average borrowings outstanding period over period.

Gain from debt extinguishment

Following the early repayment of our loan with Commerzbank AG in July 2014, we recognized a gain of $6.4 million from debt extinguishment.

Fair value change of warrants

During the third quarter of 2014, we recognized a gain of $0.5 million, resulting from the valuation of the warrants issued in April 2014 and classified as a liability.

UNAUDITED CONSOLIDATED CONDENSED CASH FLOW INFORMATION
(Expressed in thousands of U.S. Dollars)
	Nine Months Ended September 30,
	2013	2014
Net cash from Operating Activities	$30,352	$15,915
Net cash used in Financing Activities	(25,156)	(22,269)
Net increase / (decrease) in cash and cash equivalents	$5,196	$(6,354)

Net cash from Operating Activities

Net cash from Operating Activities for the nine months ended September 30, 2014 was $15.9 million. Our vessels generated positive cash flows from revenues, net of commissions, of $42.6 million, while we paid $26.7 million for expenses, of which $4.5 million relates to the payment of interest on our bank loans.

Net cash from Operating Activities for the nine months ended September 30, 2013 was $30.4 million. Our vessels generated positive cash flows from revenues, net of commissions, of $57.0 million, while we paid $26.6 million for expenses, of which $5.3 million related to the payment of interest on our bank loans and on our related party loan with Paragon Shipping Inc. ("Paragon Shipping").

Net cash used in Financing Activities

Net cash used in Financing Activities for the nine months ended September 30, 2014, was $22.3 million. On April 15, 2014, we completed the public offering and concurrent private placement of 5,500,000 Units, each consisting of one common share and one warrant to purchase 0.40 common shares (the "Units") at a public offering price of $2.05 per unit, resulting in net proceeds of $10.6 million in the aggregate, net of underwriting discounts, commissions and other offering costs of $0.7 million in the aggregate. During the nine months ended September 30, 2014, we repaid $31.3 million of our debt, paid financing costs of $0.1 million and made cash payments to our preferred shareholders of $1.5 million.

Net cash used in Financing Activities for the nine months ended September 30, 2013, was $25.2 million. On March 18, 2013, we completed the public offering and issuance of 4,000,000 of our common shares, resulting in net proceeds of $19.9 million, net of underwriting discounts, commissions and other offering costs of $1.1 million in the aggregate. On July 29, 2013, we completed the public offering and issuance of 558,333 shares of our 9.00% Series C Cumulative Redeemable Perpetual Preferred Shares (the "Series C Preferred Shares"), resulting in net proceeds of $12.8 million, net of underwriting discounts, commissions and other offering costs of $0.6 million in the aggregate. $19.7 million out of the net proceeds from the Series C Preferred Shares offering and our cash reserves were used to redeem and retire all of our outstanding Series B-1 Preferred Shares. During the nine months ended September 30, 2013, we repaid $25.0 million of our debt, paid financing costs of $0.2 million, made cash payments to our preferred shareholders of $1.5 million and paid dividends to common shareholders of $11.5 million.

Recent Developments:

On October 17, 2014 we signed a firm commitment with Credit Suisse for a $31.65 million senior secured term loan, to refinance the CMA CGM Marlin, the CMA CGM Kingfish, and finance the MSC Emma. As per the terms of the new senior secured term loan facility, the loan will be repaid in five quarterly installments starting in May 2016 through its maturity in May 2017 and bears interest at LIBOR plus a margin of 3%. In addition, the loan will contain customary financial and other covenants. We expect to finalize the documentation for this agreement in mid-November 2014, subject to customary closing conditions.

Liquidity:

In August 2014, we entered into supplemental agreements with ABN AMRO Bank and agreed to certain amendments in the asset cover ratio and certain financial covenants for the period from April 1, 2014 to June 29, 2015.

As of September 30, 2014, our cash and restricted cash (current and non-current) amounted to $18.2 million in aggregate, of which $10.0 million is considered restricted for minimum liquidity purposes under our loan agreements. As of September 30, 2014, we had total outstanding indebtedness of $141.9 million, of which $25.7 million is scheduled to be repaid in the forthcoming 12-month period, taking into consideration the new loan discussed above. $1.3 million has been repaid as of the date of this release. Furthermore, as of September 30, 2014, we were in compliance with the covenants contained in our loan agreements, with the exception of the Market Value Adjusted Net Worth covenant contained in one of our loan agreements as a result of the expiration of waiver on April 1, 2014, which will be cured upon signing of the new loan mentioned above. In addition, we are still in discussions with one remaining lender to modify our debt amortization profile and waive certain covenants, which have taken longer than expected. In anticipation of the final outcome, we have delayed the partial funding of the retention account we maintain with the lender, which is considered a breach of the loan agreement and the failure to remedy the breach constitutes an event of default under their interpretation of the loan agreement. We have been notified by the lender in question of such breach, but no action has been taken by the lender to date. In accordance with U.S. GAAP, unless we receive waivers for a period of more than one year after the balance sheet date or the loans are refinanced prior to the issuance of the consolidated financial statements, our total debt will be required to be presented as current. Even though to date no action has been taken by the lender, those breaches constitute an event of default and as a result of the cross default provisions included in our loan agreements, may result in the lenders accelerating or demanding immediate repayment of their loans. We believe that the lender will not demand payment of the loan before its scheduled maturity, provided that we continue to work towards an amicable solution. We have no borrowing capacity under our existing loan facilities and no capital commitments. We anticipate that our current financial resources, together with cash generated from operations will be sufficient to fund the operations of our current fleet, including our working capital requirements, for the next 12 months, assuming that the debt will not be accelerated by our lenders.

Preferred Stock Payments:

On October 1, 2014, we made a cash payment of $0.5 million with respect to our Series C Preferred Shares, for the period from July 1, 2014 through September 30, 2014. As of September 30, 2014, 916,333 Series C Preferred Shares were outstanding.

Cash payments on our Series C Preferred Shares accrue cumulatively at a rate of 9.00% per annum per $25.00 stated liquidation preference per Series C Preferred Share and are payable, when, as and if declared by the Board of Directors, on January 1, April 1, July 1 and October 1 of each year. Our ability to make cash payments will be subject, among other things, to the restrictions in our loan agreements, the provisions of Marshall Islands law and other factors to be considered by our Board of Directors.

Chartering Update and Strategy:

Pursuant to our chartering strategy, we focus on containerships with carrying capacities ranging from 1,700 TEU to 7,000 TEU employed on short- to medium-term time charters of one to five years with staggered maturities, which provide us with the benefit of stable cash flows from a diversified portfolio of charterers, while preserving the flexibility to capitalize on potentially rising rates when the current time charters expire. We may also, under certain circumstances, opportunistically employ our vessels on shorter-term charters or our vessels may operate on the spot market. Based on the earliest redelivery dates, the Company has secured under such contracts 39% of its fleet capacity for 2015. For future updates on the employment of our vessels, please visit the employment section of our website at www.box-ships.com/fleet-employment.php. The information contained on the Company's website does not constitute part of this press release.

Fleet List:

The following table provides additional information about our fleet as of November 5, 2014:

Vessel	Year Built	TEU	Charterer	Daily Gross Charter Rate (1)	Charter Expiration (2)	Notes
Box Voyager	2010	3,426	CNC	$7,350	November 2014	3
Box Trader	2010	3,426	Hapag Lloyd	$8,500	May 2015	4
CMA CGM Kingfish	2007	5,095	CMA CGM	$9,500	August 2015	5, 9
CMA CGM Marlin	2007	5,095	CMA CGM	$9,500	August 2015	5, 9
Box Queen (ex Maersk Diadema)	2006	4,546	MSC	$6,100	November 2014	6
Maule	2010	6,589	CSAV Valparaiso	$38,000	April 2016	7
MSC Emma	2004	5,060	MSC	$9,450	March 2015	8, 9
OOCL Hong Kong	1995	5,344	OOCL	$26,800	May 2015	9
OOCL China	1996	5,344	OOCL	$26,800	June 2015	9
Total		43,925

Notes:

1)    Daily gross charter rates do not reflect commissions payable by us to third party chartering brokers and our Manager, totaling 5.00% for Box Queen, 4.75% for Box Voyager, CMA CGM Kingfish and CMA CGM Marlin, 1.25% for each of OOCL Hong Kong and OOCL China, and 2.50% for each of the other vessels in our fleet, including, in each case, 1.25% to Allseas.

2) Based on the earliest redelivery date, with the exception of Box Voyager and Box Queen, for which the charter expiration refers to the latest redelivery date.
3) The employment was extended for a period of six to eight months and commenced in March 2014.
4) The employment was extended until earliest May 2015 or latest August 2015 and commenced on October 1, 2014.
5) The employment was extended for a period of twelve months and commenced on September 1, 2014.
6) The vessel will be redelivered from its charterer on or about November 15, 2014.
7)    The charterer has the option to increase or decrease the term of the charter by 30 days. The charterer also has the option to purchase the vessel upon expiration of the charter, provided that the option is exercised at least six months prior to the expiration of the term of the charter, for a purchase price of $57.0 million, less a 0.5% purchase commission payable to parties unaffiliated to us.

8) The employment is for a period of nine months and commenced in July 2014.
9) The charterer has the option to increase or decrease the term of the charter by 30 days.

Conference Call and Webcast details:

The Company's management will host a conference call to discuss its third quarter and nine months ended September 30, 2014 results on November 6, 2014 at 8:00 am ET.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1-877-300-8521 (USA) or +1-412-317-6026 (international).

A replay of the conference call will be available for seven days and can be accessed by dialing +1-877-870-5176 (domestic) and +1-858-384-5517 (international) and using passcode 10055398.

There will also be a simultaneous live webcast over the Internet, through the Company's website (www.box-ships.com). Participants in the live webcast should register on the website approximately 15 minutes prior to the start of the webcast.

About Box Ships Inc.:

Box Ships Inc. is an Athens, Greece-based international shipping company specializing in the transportation of containers. The Company's current fleet consists of nine containerships with a total carrying capacity of 43,925 TEU and a TEU weighted average age of 9.8 years. The Company's common shares and Series C Preferred Shares trade on the New York Stock Exchange under the symbols "TEU" and "TEUPRC", respectively.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for container shipping capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts: Box Ships Inc. Robert Perri, CFA Chief Financial Officer Tel. +30 (210) 8914600 E-mail: ir@box-ships.com
Investor Relations / Media Allen & Caron Inc. Michael Mason (Investors) Tel. +1 (212) 691-8087 E-mail: michaelm@allencaron.com Len Hall (Media) Tel. +1 (949) 474-4300 E-mail: len@allencaron.com

- Tables Follow –

SUMMARY FLEET INFORMATION	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2014	2013	2014
FLEET DATA
Average number of vessels (1)	9.00	9.00	9.00	9.00
Calendar days for fleet (2)	828	828	2,457	2,457
Less:
Scheduled off-hire	-	-	19	42
Unscheduled off-hire	-	1	13	16
Operating days for fleet (3)	828	827	2,425	2,399
Fleet utilization (4)	100%	99.9%	98.7%	97.6%
AVERAGE DAILY RESULTS (Expressed in United States Dollars)
Time charter equivalent (5)	$20,894	$13,352	$20,989	$15,435
Vessel operating expenses (6)	$5,197	$5,224	$5,430	$5,576
Management fees charged by a related party (7)	$847	$867	$839	$878
General and administrative expenses (8)	$1,849	$1,810	$1,848	$1,891
Total vessel operating expenses (9)	$7,893	$7,901	$8,117	$8,345

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.
(2)	Calendar days are the total days we possessed the vessels in our fleet for the relevant period.
(3)	Operating days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days for scheduled dry-dockings or special or intermediate surveys and unscheduled off-hire days associated with repairs and other operational matters. Any idle days relating to the days a vessel remains unemployed are included in unscheduled off-hire days.
(4)	Fleet utilization is the percentage of time that our vessels were able to generate revenues and is determined by dividing operating days by fleet calendar days for the relevant period.
(5)	Time charter equivalent ("TCE"), is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is determined by dividing time charter revenues, net of commissions and voyage expenses by operating days for the relevant time period. Voyage expenses primarily consist of extra war risk insurance, port, canal, fuel costs and other crew costs reimbursable by the charterers that are unique to a particular voyage and bunkers consumed during the periods that vessels are in between employment. TCE is a non-GAAP standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.
(6)	Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, other than extra war risk insurance, maintenance, repairs and amortization of intangibles, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.
(7)	Daily management fees are calculated by dividing management fees charged by a related party by fleet calendar days for the relevant time period.
(8)	Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.
(9)	Total vessel operating expenses ("TVOE") are a measurement of our total expenses, excluding dry-docking expenses, associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

Time Charter Equivalent Reconciliation (Expressed in thousands of U.S. Dollars, except days and daily results)	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2014	2013	2014
Time Charter Revenues	$18,258	$11,767	$54,056	$39,149
Commissions	(377)	(316)	(1,110)	(980)
Voyage Expenses	(581)	(409)	(2,048)	(1,142)
Total Revenue, net of voyage expenses	$17,300	$11,042	$50,898	$37,027
Plus: Amortization of above/below market time charters	1,424	1,155	4,035	3,597
Total Revenue, net of voyage expenses, adjusted	$18,724	$12,197	$54,933	$40,624
Total operating days	828	827	2,425	2,399
Time Charter Equivalent	$20,894	$13,352	$20,989	$15,435
Time Charter Equivalent, adjusted (10)	$22,613	$14,748	$22,653	$16,934

(10)	Time charter equivalent, adjusted ("TCE adjusted"), is a non-GAAP measure and is determined by dividing time charter revenues, net of commissions, voyage expenses and amortization of above/below market time charters attached to the vessels acquired, by operating days for the relevant time period. Voyage expenses primarily consist of extra war risk insurance, port, canal, fuel costs and other crew costs reimbursable by the charterers that are unique to a particular voyage. We believe that the presentation of TCE adjusted is useful to investors because it presents the TCE earned in the relevant period based on the contracted charter rates, excluding the amortization of above/below market time charters attached to the vessels acquired. The Company's definition of TCE adjusted may not be the same as that used by other companies in the shipping or other industries.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP measures

Net Income / Adjusted Net Income (1) (Expressed in thousands of U.S. Dollars)	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2014	2013	2014
Net Income	$4,843	$5,649	$12,291	$4,805
Plus: Amortization of intangibles	1,690	1,421	4,825	4,387
Plus: Share-based compensation	509	533	1,501	1,700
Minus: Gain from debt extinguishment	-	(6,435)	-	(6,435)
Minus: Fair value change of warrants	-	(452)	-	(1,105)
Adjusted Net Income	$7,042	$716	$18,617	$3,352

EBITDA / Adjusted EBITDA (1)
Net Income	$4,843	$5,649	$12,291	$4,805
Plus: Net Interest expense	2,053	1,775	6,319	5,463
Plus: Depreciation	3,815	3,815	11,321	11,321
EBITDA	$10,711	$11,239	$29,931	$21,589
Plus: Amortization of intangibles	1,690	1,421	4,825	4,387
Plus: Share-based compensation	509	533	1,501	1,700
Minus: Gain from debt extinguishment	-	(6,435)	-	(6,435)
Minus: Fair value change of warrants	-	(452)	-	(1,105)
Adjusted EBITDA	$12,910	$6,306	$36,257	$20,136

Earnings per Common Share (Expressed in thousands of U.S. Dollars, except share and per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2014	2013	2014
Net Income	$4,843	$5,649	$12,291	$4,805
Less: Cash payments to Series B-1 Preferred Shares	(140)	-	(1,077)	-
Less: Cash payments to Series C Preferred Shares	(220)	(515)	(220)	(1,546)
Less: Redemption of Series B-1 Preferred Shares	(2,063)	-	(2,063)	-
Less: Net Income attributable to non-vested share awards	(51)	(96)	(202)	(67)
Net Income available to common shareholders	$2,369	$5,038	$8,729	$3,192

Weighted average number of common shares, basic	24,430,380	30,213,548	23,302,586	28,104,067

Earnings per common share, basic	$0.10	$0.17	$0.37	$0.11

Net Income	$4,843	$5,649	$12,291	$4,805
Less: Cash payments to Series B-1 Preferred Shares	(140)	-	(1,077)	-
Less: Cash payments to Series C Preferred Shares	(220)	(515)	(220)	(1,546)
Less: Redemption of Series B-1 Preferred Shares	(2,063)	-	(2,063)	-
Less: Net Income attributable to non-vested share awards	(51)	(96)	(202)	(67)
Plus: Cash payments to Series B-1 Preferred Shares, if converted to common shares	140	-	1,077	-
Net Income available to common shareholders	$2,509	$5,038	$9,806	$3,192

Weighted average number of common shares, diluted	26,039,211	30,213,548	27,491,597	28,104,067

Earnings per common share, diluted	$0.10	$0.17	$0.36	$0.11

Adjusted Earnings per Common Share (1) (Expressed in thousands of U.S. Dollars, except share and per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2014	2013	2014
Adjusted Net Income	$7,042	$716	$18,617	$3,352
Less: Cash payments to Series B-1 Preferred Shares	(140)	-	(1,077)	-
Less: Cash payments to Series C Preferred Shares	(220)	(515)	(220)	(1,546)
Less: Adjusted Net Income attributable to non-vested share awards	(142)	(4)	(392)	(37)
Adjusted Net Income available to common shareholders	$6,540	$197	$16,928	$1,769

Weighted average number of common shares, basic	24,430,380	30,213,548	23,302,586	28,104,067

Adjusted Earnings per common share, basic	$0.27	$0.01	$0.73	$0.06

Adjusted Net Income	$7,042	$716	$18,617	$3,352
Less: Cash payments to Series B-1 Preferred Shares	(140)	-	(1,077)	-
Less: Cash payments to Series C Preferred Shares	(220)	(515)	(220)	(1,546)
Less: Adjusted Net Income attributable to non-vested share awards	(142)	(4)	(392)	(37)
Plus: Cash payments to Series B-1 Preferred Shares, if converted to common shares	140	-	1,077	-
Adjusted Net Income available to common shareholders	$6,680	$197	$18,005	$1,769

Weighted average number of common shares, diluted	26,039,211	30,213,548	27,491,597	28,104,067

Adjusted Earnings per common share, diluted	$0.26	$0.01	$0.65	$0.06

(1)	The Company considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company's management uses EBITDA as a performance measure. The Company believes that EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. The Company excluded non-cash items in relation to the amortization of intangibles, share-based compensation, gain from debt extinguishment and fair value change of warrants to derive Adjusted EBITDA because the Company believes it provides additional information on the fleet operational results which may be useful to investors.

The Company excluded non-cash items in relation to the amortization of intangibles, share-based compensation, gain from debt extinguishment and fair value change of warrants from net income / (loss) to derive to Adjusted Net Income / (Loss) and Adjusted EPS / (Loss) per share. The Company believes that Adjusted Net Income / (Loss) and Adjusted EPS / (Loss) per share provide additional information on the fleet operational results which may be useful to investors.

EBITDA, Adjusted EBITDA, Adjusted Net Income / (Loss) and Adjusted EPS / (Loss) per share are items not recognized by U.S. GAAP and should not be considered as an alternative to net income / (loss), operating income, earnings / (loss) per share or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of EBITDA, Adjusted EBITDA, Adjusted Net Income / (Loss) and Adjusted EPS / (Loss) per share may not be the same as that used by other companies in the shipping or other industries.

BOX SHIPS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in thousands of U.S. Dollars, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2014	2013	2014

REVENUES:
Time charter revenues (1)	$18,258	$11,767	$54,056	$39,149
Commissions	(377)	(316)	(1,110)	(980)
Net Revenues	17,881	11,451	52,946	38,169

EXPENSES:
Voyage expenses	581	409	2,048	1,142
Vessels operating expenses (2)	4,303	4,326	13,341	13,699
Dry-docking expenses	-	-	1,010	2,314
Management fees charged by a related party	701	718	2,062	2,158
Depreciation	3,815	3,815	11,321	11,321
General and administrative expenses (3)	1,531	1,499	4,541	4,647
Other expenses	-	195	-	195
Total Expenses	10,931	10,962	34,323	35,476

Operating income	6,950	489	18,623	2,693

OTHER INCOME / (EXPENSES):
Interest and finance costs	(2,054)	(1,775)	(6,322)	(5,463)
Interest income	1	-	3	-
Gain from debt extinguishment	-	6,435	-	6,435
Fair value change of warrants	-	452	-	1,105
Foreign currency (loss) / gain, net	(54)	48	(13)	35
Total other (expenses) / income, net	(2,107)	5,160	(6,332)	2,112

NET INCOME	$4,843	$5,649	$12,291	$4,805

Other Comprehensive Income / (Loss)
Unrealized (loss) / gain on cash flow hedges	(213)	199	562	150
Total Other Comprehensive Income / (Loss)	(213)	199	562	150

COMPREHENSIVE INCOME	$4,630	$5,848	$12,853	$4,955

Earnings per common share, basic	$0.10	$0.17	$0.37	$0.11
Earnings per common share, diluted	$0.10	$0.17	$0.36	$0.11

Footnotes:
(1)	includes amortization of below and above market acquired time charters of $1,424 and $1,155 for the three months ended September 30, 2013 and 2014, respectively, and $4,035 and $3,597 for the nine months ended September 30, 2013 and 2014, respectively
(2)	includes amortization of other intangible assets of $266 for each of the three-month periods ended September 30, 2013 and 2014 and $790 for each of the nine-month periods ended September 30, 2013 and 2014
(3)	includes share-based compensation of $509 and $533 for the three months ended September 30, 2013 and 2014, respectively, and $1,501 and $1,700 for the nine months ended September 30, 2013 and 2014, respectively

BOX SHIPS INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars)

	December 31, 2013	September 30, 2014
ASSETS
Cash and restricted cash (current and non-current)	$24,512	$18,158
Other current assets	7,189	7,888
Vessels and other fixed assets, net and other non-current assets	397,905	381,099

Total Assets	$429,606	$407,145

LIABILITIES AND STOCKHOLDERS' EQUITY
Total debt (1)	$179,550	$141,875
Total other liabilities	5,337	6,435
Total stockholders' equity	244,719	258,835

Total Liabilities and Stockholders' Equity	$429,606	$407,145

Footnotes:

(1)	Refer to Liquidity section, above